Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following is the news release issued by Reuters Group PLC on March 26, 2008. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished to the SEC. Shareholders are urged to read such documents regarding the proposed transaction, because they contain important information. Shareholders may obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.
REUTERS GROUP PLC SHAREHOLDERS VOTE IN FAVOUR OF
ACQUISITION BY THE THOMSON CORPORATION
COURT MEETING AND EXTRAORDINARY GENERAL MEETING RESULTS
London, 26 March 2008 — Reuters Group PLC (LSE: RTR, NASDAQ: RTRSY) (the “Company”) today announces that at the meeting convened by direction of the Court and held earlier today, 26 March 2008, (the “Court Meeting”) and at the subsequent Extraordinary General Meeting (the “EGM”) to approve the proposed scheme of arrangement (the “Scheme”) between the Company and the holders of Scheme Shares (as defined in the circular to shareholders dated 29 February 2008 (the “Circular”)) to implement the acquisition of the Company by The Thomson Corporation, all resolutions were passed by the requisite majority on a poll.
Shareholders at the EGM also approved resolutions implementing new share schemes of Thomson Reuters PLC, the principal terms of which were summarised in the Circular.
The High Court is expected to approve the Scheme which will result in the establishment of a new UK listed holding company, Thomson Reuters PLC, above the Company at a hearing convened for 14 April 2008. The transaction is expected to complete and trading in the shares of Thomson Reuters PLC is expected to commence on 17 April 2008.

Voting Results
COURT MEETING — RESOLUTION TO APPROVE THE SCHEME

No. of shareholders voting		No. of shares voting		% of shares eligible to vote
For	Against	For	Against	For	Against
(% of votes cast)	(% of votes cast)	(% of votes cast)	(% of votes cast)%		%

92.64	7.36	99.84	0.16	54.77	0.09

The voting of those members who cast votes either in person or by proxy at the EGM, also held earlier today, in respect of the resolutions set out in the notice of the Circular, is summarised below:

Res'n	Description	For		Against		Withheld*
		Votes	%	Votes	%	Votes
1	Special Resolution for the purpose of giving effect to the Scheme of Arrangement	600,778,560	99.69	1,840,995	0.31	3,517,635
2	Special Resolution to approve the Thomson Reuters PLC Reduction of Capital	601,548,553	99.83	1,084,843	0.17	3,539,794
3	Special Resolution to approve certain amendments to Reuters’ Articles of Association to be effective from the passing of this resolution	600,700,789	99.83	1,024,358	0.17	4,412,043
4	Special Resolution to approve certain amendments to the Reuters’ Articles of Association to be effective from the Effective Date	600,745,908	99.83	1,015,306	0.17	4,375,976
5	Ordinary Resolution to approve the waiver granted by the Panel of the obligation which may otherwise arise for Woodbridge to make a general offer for Thomson Reuters PLC pursuant to Rule 9 of the Code	591,070,240	98.22	10,687,985	1.78	4,378,965
6	Ordinary Resolution to approve the Thomson Reuters PLC Stock Incentive Plan	514,849,796	93.92	33,303,710	6.08	57,983,684
7	Ordinary Resolution to approve the Thomson Reuters PLC Phantom Stock Plan	553,263,153	95.93	23,502,820	4.07	29,371,217
8	Ordinary Resolution to approve the Thomson Reuters PLC Deferred Compensation Plan	543,975,726	95.68	24,559,027	4.32	37,602,437
9	Ordinary Resolution to approve the Thomson Reuters PLC Employee Stock Purchase Plan	599,544,736	99.11	5,393,325	0.89	1,199,129
10	Ordinary Resolution to approve the Thomson Reuters PLC Non-Employee Director Share Plan	590,709,229	98.70	7,795,374	1.30	7,632,587

*	Withheld votes were not counted in the proportion of the votes “for” or “against” a resolution.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of all resolutions passed will be available, along with copies of this announcement, at the UKLA Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7066 1000.
About Reuters:
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Contacts:
Investor Relations inquiries
Chris Collett
Head of Investor Relations
+44 (0) 207 542 2867
chris.collett@reuters.com
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Frank De Maria
Head of Media Relations
+1 917 215 4484
frank.demaria@reuters.com
Victoria Brough
Global Head of Financial PR
+44 (0) 207 542 8763
victoria.brough@reuters.com
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For further information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 and the Circular. Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.